Exhibit 99.1

Alpha Tau Successfully Treats First Pancreatic Cancer Patient in
Europe with Alpha DaRT® in French Multicenter ACAPELLA Clinical Trial

–	ACAPELLA is the European multicenter clinical trial evaluating Alpha DaRT alpha-emitter radiotherapeutics combined with capecitabine for inoperable LAPC patients who have completed first-line mFOLFIRINOX, a population for whom no standard consolidation therapy exists and whose prognosis remains poor despite completing the best available systemic treatment

–	Approximately 30% of the estimated 140,000 Europeans diagnosed with pancreatic cancer each year present with locally advanced, inoperable, non-metastatic disease

–	The trial is a key pillar of Alpha Tau’s global clinical expansion strategy in Europe, alongside the ongoing IMPACT multicenter pancreatic cancer trial in the United States

–	First patient treatment at CHU Grenoble Alpes comes ahead of Digestive Disease Week (DDW) 2026 in Chicago (May 2-5), where Alpha Tau’s pancreatic cancer program will be highlighted

Jerusalem, April 23, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the successful treatment of the first patient in ACAPELLA (Alpha DaRT for CAncer of the PancrEas in Locally advanced Adenocarcinoma), the Company’s European multicenter clinical trial evaluating Alpha DaRT combined with capecitabine for patients with inoperable locally advanced pancreatic ductal adenocarcinoma (LAPC) who have completed first-line mFOLFIRINOX chemotherapy. The procedure was performed at CHU Grenoble Alpes by Pr. Gaël Roth, Lead Investigator of ACAPELLA, and his team, marking the first use of Alpha DaRT for pancreatic cancer in Europe.

Pancreatic ductal adenocarcinoma is among the most lethal malignancies worldwide. Across Europe, approximately 140,000 new cases are diagnosed annually and nearly 132,000 deaths are recorded each year.¹ Approximately 30% of patients present with locally advanced disease - tumors that have infiltrated critical vascular structures but remain confined without distant metastases, rendering surgery impossible.²ʾ³ This translates to an estimated 42,000 patients in Europe and approximately 4,500 patients in France alone each year, facing a poor survival outlook. While first-line mFOLFIRINOX has extended survival for patients who tolerate it, there is no established standard of care once induction is complete. Intensive chemotherapy cannot be sustained indefinitely, and conversion towards surgical resection with systemic therapy alone remains rare, leaving most patients without a treatment path forward.

Uzi Sofer, CEO of Alpha Tau, remarked: “Over forty thousand Europeans each year are diagnosed with inoperable locally advanced pancreatic cancer, and even if there are some patients who have managed to complete first-line chemotherapy, there remains no established next step, no standard treatment path, and an inevitable progression for the great majority. That is the great unmet need ACAPELLA was designed to address. Together with the ongoing IMPACT multicenter pancreatic cancer trial in the United States, the ACAPELLA trial represents Alpha Tau’s commitment to building a rigorous, global clinical evidence base for intrapancreatic alpha-emitter radiotherapeutics to treat this terrible disease. The timing of this first patient treatment, just ahead of Digestive Disease Week 2026 in Chicago, offers a welcome opportunity to engage with the global GI oncology community about our exciting clinical progress.”

Pr. Gaël Roth, MD PhD, Principal Investigator and Professor of Gastrointestinal Oncology, expert in pancreatic cancer at CHU Grenoble Alpes, stated: “Being the first center in Europe offering access to pancreatic cancer treatment with Alpha DaRT, a new innovative device aiming to improve patients’ outcome in such a severe disease, is both a professional honor and a scientific responsibility. The procedure itself is straightforward - Alpha DaRT sources are delivered directly into the pancreatic tumor under real-time endoscopic ultrasound guidance, in a single session, which for patients who have already completed months of intensive chemotherapy is a meaningful advantage. CHU Grenoble Alpes brings together the expertise in endoscopy and GI Oncology with strong activity in clinical and translational research that a study of this kind requires. I am proud that this European effort begins here.”

Robert Den, MD, Chief Medical Officer of Alpha Tau, commented: “With the first ACAPELLA treatment, two multicenter trials - one in the US and now one across Europe - are now advancing simultaneously, marking a meaningful inflection point for Alpha DaRT in pancreatic cancer. ACAPELLA targets a precisely defined patient population that has exhausted the maximum benefit available from current systemic options yet remains inoperable, and its embedded immune biomarker program will help us understand how intrapancreatic alpha-emitter therapy potentially reshapes the tumor immune microenvironment - a question with significant implications for the next generation of combination strategies.”

About ACAPELLA

ACAPELLA (Alpha DaRT for CAncer of the PancrEas in Locally advanced Adenocarcinoma, Protocol CTP-PANC-04) is a prospective, interventional, open label, single-arm multicenter clinical trial enrolling up to 40 patients with histologically confirmed inoperable locally advanced pancreatic ductal adenocarcinoma. Eligible patients must have received 8 to 12 cycles of first-line mFOLFIRINOX and demonstrated stable disease or tumor response per RECIST v1.1, with a target lesion of 5 cm or less in longest diameter amenable to Alpha DaRT source implantation and an ECOG performance status of 0 to 1.

In the trial, Alpha DaRT sources are delivered directly into the tumor under real-time endoscopic ultrasound guidance. Three days following Alpha DaRT insertion, patients initiate oral capecitabine for two months. Tumor resectability is assessed every two months, and follow-up extends to 12 months after the Alpha DaRT procedure. The trial is to be conducted across multiple centers in France.

The primary objective is to evaluate the safety of Alpha DaRT in combination with capecitabine, with the primary endpoint being the incidence of device-related serious adverse events graded per CTCAE v5.0 criteria. Secondary endpoints include objective tumor response rate (per RECIST v1.1 criteria) at 2, 4, and 6 months; overall survival and progression free survival at 12 months; and the rate of conversion to surgical resectability, including the percentage of patients achieving R0/R1 resection. Exploratory objectives include changes in SUVmax and CA 19-9, patient reported quality of life, and evaluation of treatment-associated changes in the tumor immune microenvironment.

Additional information about the trial can be found at: https://clinicaltrials.gov/study/NCT06755359

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About CHU Grenoble Alpes and its GI Oncology Department

CHU Grenoble Alpes (CHUGA) is one of France’s leading university hospital centers and a recognized site of excellence in digestive oncology. Its Hepato-gastroenterology and Digestive Oncology Department diagnoses and treats the full spectrum of gastrointestinal malignancies, with deep expertise in pancreatic, biliary tract, and liver cancers. The department conducts translational and clinical research in close collaboration with the Institute for Advanced Biosciences (IAB - INSERM U1209/CNRS UMR 5309/Université Grenoble-Alpes) and the CEA Grenoble (Team BIOMICS, UA13 INSERM/CEA Grenoble/Université Grenoble Alpes). Gael Roth and his team coordinate and participate in numerous national and international clinical trials in GI cancers in collaboration with pharmaceutical companies or within the FFCD and PRODIGE cooperative groups. Gael Roth also contributes to French and European oncology networks through the EORTC hepatobiliary and pancreatic cancer task forces, the development of French guidelines for liver, biliary tract, and pancreatic cancers and the presidency of ACABi, the French association for the study of biliary tract cancers.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to the ACAPELLA trial, the safety, feasibility, and efficacy of Alpha DaRT in locally advanced pancreatic cancer, the potential for tumor conversion to resectability, and the Company’s global clinical expansion strategy, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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